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James C. T. Linfield
(720) 566-4010
linfieldjct@cooley.com

September 14, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Attn:
Jeffrey Riedler
Staci Shannon
Lisa Vanjoske
Jennifer Riegel
Daniel Greenspan

Re:
NewLink Genetics Corporation
Registration Statement on Form S-1 (File No. 333-171300)

Dear Mr. Riedler, Ms. Shannon, Ms. Vanjoske, Ms. Riegel and Mr. Greenspan:

        Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of our client NewLink Genetics Corporation (the "Company"), is Amendment No. 3 ("Amendment No. 3") to the Company's Registration Statement on Form S-1 (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on December 21, 2010 and amended by Amendment No. 1 filed with the Commission on February 28, 2011 and Amendment No. 2 ("Amendment No. 2") filed with the Commission on March 18, 2011. The copy of Amendment No. 3 that is enclosed with the paper copy of this letter is marked to show changes from Amendment No. 2.

        Amendment No. 3 incorporates updated disclosures previously provided to the staff of the Commission (the "Staff") in our letters dated May 3, 2011 and June 15, 2011 with respect to Amendment No. 2. In addition, we would like to respond to Comment 6 received from the Staff by letter dated May 10, 2011 (the "Comment Letter"). The numbering of the paragraph below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

        6.        Please note we will not complete our review of your pro forma adjustments until you have reflected the IPO price in your filing, including the use of the midpoint of the range, once it is established, in order to estimate the number of shares of New Link Common Stock issuable upon conversion of the NewLink Series E preferred stock.

        We would like to supplementally advise you that Stifel Nicolaus Weisel, the representative of the underwriters participating in the Company's initial public offering, provided the Company with a preliminary pre-split estimated price range of between $4.77 and $5.71 per share. This preliminary estimate assumes an initial public offering has been completed, and thus does not include any liquidity discount. The Company acknowledges that it intends to file an amendment to its registration statement, which includes a price range of $2 or less.

        To assist in the Staff's review of the Registration Statement and Amendment No. 3, the Company has enclosed with this letter on a supplemental basis certain provisions of Amendment No. 3. These provisions are presented on a pro forma basis to show how the Company would propose to present such provisions if the price range described above were the price range selected by the Company and the underwriters in the offering.

        The Company respectfully requests the Staff's assistance in completing the review of the Registration Statement and Amendment No. 3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 3 or this response letter to me at (720) 566-4010 or Brent D. Fassett at (720) 566-4025.

Sincerely,

Cooley LLP

James C. T. Linfield

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM

  •
  We will require substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

Corporate Information

        We were incorporated as NewLink Genetics Corporation in Delaware on June 4, 1999. Our principal executive offices are located at 2503 South Loop Drive, Ames, IA 50010, and our telephone number is (515) 296-5555. Our website address is www.linkp.com. The information contained in or that can be accessed through our website is not part of this prospectus.

        HyperAcute® and NewLink Genetics® are registered trademarks of ours. Other trademarks and tradenames set forth herein are property of their respective owners. Registered trademarks and tradenames will be accompanied by the "®" designation only on their first reference.

The Offering

Common stock offered	11,450,382 shares (or 13,167,939 shares if the underwriters' overallotment option is exercised in full).
Common stock to be outstanding after this offering	37,747,625 shares (or 39,465,182 shares if the underwriters' overallotment option is exercised in full).
Use of proceeds
We intend to use the net proceeds from this offering to fund clinical trials and other research and development activities for HyperAcute Pancreas, our other HyperAcute immunotherapy product candidates and our IDO pathway inhibitor product candidate and for working capital and other general corporate purposes.
Risk factors	You should read the "Risk Factors" section of this prospectus beginning on page 10 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market symbol	NLNK

        The number of shares of common stock to be outstanding after this offering is based on 26,297,243 shares of common stock outstanding as of June 30, 2011, after giving effect to the conversion of all our outstanding shares of preferred stock into shares of common stock upon the completion of this offering, and excludes:

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  1,164,072 shares of common stock issuable upon the exercise of outstanding options under our 2000 Equity Incentive Plan, or 2000 Plan, as of June 30, 2011 having a weighted average exercise price of $0.90 per share;
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  5,349,895 shares of common stock issuable upon the exercise of outstanding options under our 2009 Equity Incentive Plan, as amended, or 2009 Plan, as of June 30, 2011 having a weighted average exercise price of $1.50 per share, which includes 106,078 shares of common stock issuable upon the exercise of options that were issued in connection with our acquisition of the minority interest in BioProtection Systems Corporation, or BPS, in exchange for outstanding options to purchase the Series B common stock of BPS;
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  1,535,986 additional shares of common stock reserved for future issuance under our 2009 Plan, as amended and restated, plus any annual increases in the number of shares of common stock reserved for future issuance under this plan pursuant to the "evergreen provision" in such plan, as more fully described in the "Executive Compensation—Employee Benefit Plans—2009 Equity Incentive Plan" of this prospectus, of which 887,500 shares of common stock are issuable upon the exercise of options that have been approved by the Company's Board of Directors through July 29, 2011 and will be granted effective concurrently with the completion of this offering or as of December 31, 2011, if later; and

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  950,000 shares of common stock reserved for future issuance under our 2010 Non-Employee Directors' Stock Award Plan, or Directors' Plan, and 2010 Employee Stock Purchase Plan, or 2010 Purchase Plan, each of which will become effective upon the completion of this offering.

        Unless otherwise noted, the information in this prospectus assumes:

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  the conversion of all our outstanding shares of preferred stock into 18,590,926 shares of common stock upon the completion of this offering;
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  the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws upon the completion of this offering;
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  no exercise of the underwriters' over-allotment option; and
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  a one-for-            reverse stock split of our common stock to be effected before completion of this offering.

        The number of shares of common stock, as reflected above, that we assume will be issued upon conversion of our preferred stock is based on an assumed initial public offering price equal to $5.24, which is the midpoint of the range listed on the cover page of this prospectus. If our initial public offering price is less than $5.00 per share, after deducting underwriting discounts and commissions, shares of the Series C and Series D preferred stock will be converted into more than one share of common stock, and if our initial public offering price is less than $4.25 per share, after deducting underwriting discounts and commissions, shares of the Series BB preferred stock will be converted into more than one share of common stock, in each case due to the application of antidilution adjustments with respect to the conversion prices of the preferred stock under our Restated Certificate of Incorporation. The number of shares of common stock that will be issued upon conversion of the Series E preferred Stock depends upon the initial public offering price, regardless of the specific offering price. A $1.00 increase in the assumed initial public offering price would decrease the aggregate number of shares of common stock issuable upon conversion of the Series C, D and E preferred stock from the amount set forth above by 826,188 shares; a $1.00 decrease in the assumed initial public offering price would increase the aggregate number of shares of common stock issuable upon conversion of the Series BB, C, D and E preferred stock from the amount set forth above by 1,658,994 shares.

	As of June 30, 2011
	Actual	(unaudited) Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance sheet data:
Cash, cash equivalents, and certificates of deposit	$9,800	$9,800	63,600
Working capital	3,255	3,255	57,055
Total assets	17,315	17,315	71,115
Notes payable and obligations under capital leases	7,260	7,260	7,260
Convertible preferred stock	76,302	—	—
Deficit accumulated during the development stage	(71,680)	(71,680)	(71,680)
Total (deficit) equity	$(67,845)	$7,427	61,227

(1)
Research and development and general and administrative expenses were corrected for misclassification and immaterial errors in 2008, 2009 and 2010. See note 3 in the notes to the consolidated financial statements included in this prospectus.

(2)
Further explanation is described under the caption "Noncontrolling Interest" in note 2(o) to the consolidated financial statements included in this prospectus.

(3)
Pro forma as adjusted net loss per share and weighted average pro forma as adjusted shares outstanding assume the conversion of all our outstanding convertible preferred stock into an aggregate of 18,590,926 shares of common stock as of January 1, 2010

        The summary pro forma and pro forma as adjusted balance sheet data above gives effect to the following transactions as if they had occurred as of June 30, 2011:

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  on a pro forma basis (i) the issuance of 55,238 shares of Series E preferred stock in connection with our acquisition of the minority interest in our majority owned subsidiary, BPS, which were issued on August 12, 2011 after the closing of the acquisition and (ii) the conversion of all of our outstanding convertible preferred stock into an aggregate of 18,590,926 shares of common stock, which will take place automatically upon the closing of this offering in accordance with the terms of our preferred stock; and
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  on a pro forma as adjusted basis the issuance and sale of 11,450,382 shares of common stock in this offering at an assumed initial public offering price of $5.24 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the receipt by us of the proceeds of such sale.

        A $1.00 increase (decrease) in the assumed initial public offering price of $5.24 per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and certificates of deposit, additional paid-in capital, total stockholders' equity (deficit) and total capitalization by approximately $10,648,855 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The number of shares of common stock, as reflected above, that we assume will be issued upon conversion of our preferred stock is based on an assumed initial public offering price equal to $5.24, which is the midpoint of the range listed on the cover page of this prospectus. If our initial public offering price is less than $5.00 per share, after deducting underwriting discounts and commissions, shares of the Series C and Series D preferred stock will be converted into more than one share of common stock, and if our initial public offering price is less than $4.25 per share, after deducting underwriting discounts and commissions, shares of the Series BB preferred stock will be converted into more than one share of common stock, in each case due to the application of antidilution adjustments with respect to the conversion prices of the preferred stock under our Restated Certificate of Incorporation. The number of shares of common stock that will be issued upon conversion of the Series E preferred Stock depends upon the initial public offering price, regardless of the specific offering price. A $1.00 increase in the assumed initial public offering price would decrease the aggregate number of shares of common stock issuable upon conversion of the Series C, D and E preferred stock from the amount set forth above by 826,188 shares; a $1.00 decrease in the assumed initial public offering price would increase the aggregate number of shares of common stock issuable upon conversion of the Series BB, C, D and E preferred stock from the amount set forth above by 1,658,994 shares.

        The table above does not include:

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  1,164,072 shares of common stock issuable upon the exercise of outstanding options under our 2000 Plan, as of June 30, 2011 having a weighted average exercise price of $0.90 per share;
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  5,349,895 shares of common stock issuable upon the exercise of outstanding options under our 2009 Plan as of June 30, 2011 having a weighted average exercise price of $1.50 per share, which includes 106,347 shares of common stock issuable upon the exercise of options that were issued in connection with our acquisition of the minority interest in BPS in exchange for outstanding options to purchase the Series B common stock of BPS;
  •
  1,535,986 additional shares of common stock reserved for future issuance under our 2009 Plan, as amended and restated, plus any annual increases in the number of shares of common stock reserved for future issuance under this plan pursuant to the "evergreen provision" in such plan, as more fully described in the "Executive Compensation—Employee Benefit Plans—2009 Equity Incentive Plan" section of this prospectus, of which 887,500 shares of common stock are issuable upon the exercise of options that have been approved by the Company's Board of Directors through July 29, 2011 and will be granted effective concurrently with the completion of this offering or as of December 31, 2011, if later; and
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  950,000 shares of common stock reserved for future issuance under our Directors' Plan and 2010 Purchase Plan, each of which will become effective upon the completion of this offering.

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Corporate Information
The Offering